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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51996

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: iDaytrade Inc. d/b/a BrokerageSelect

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

364 West 117th Street, Suite 5A
(No. and Street)

New York	NY	10026
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ian J. Green	(917)837-2287	ian@brokerageselect.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ian J. Green, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of iDaytrade Inc. d/b/a BrokerageSelect, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Regina A. Schroeder
Notary Public, State of New York
No. 31-4968315
Qualified in New York County
Commission Expires ~~August 10, 2010~~
1-5-2027

Regina A Schroeder

Notary Public

Signature: [signature]

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

iDAYTRADE, INC.

D/B/A BROKERAGESELECT

Statement of Financial Condition
December 31, 2023
*[Filed Pursuant to Rule 17a-5(e)(3) Under the
Securities Exchange Act of 1934]*

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Table of Contents
December 31, 2023

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
iDaytrade, Inc. dba BrokerageSelect

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iDaytrade, Inc. dba BrokerageSelect (iDaytrade, Inc.) as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of iDaytrade, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of iDaytrade, Inc.'s management. Our responsibility is to express an opinion on iDaytrade, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to iDaytrade, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as iDaytrade, Inc.'s auditor since 2022.

Celeste, Texas
March 20, 2024

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CPA
America counts on CPAs

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Financial Condition
December 31, 2023

ASSETS	
Cash	$ 49,184
Receivable from clearing broker/dealer	4,724
12B-1 fees receivable	7,944
Clearing Deposit	26,107
	$ 87,960
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 15,634
Commission Payable	28,603
Note payable	24,130
	68,367
Stockholder's Equity	
Common Stock - no par value - 200 shares authorized,	
101 shares issued and outstanding	154,697
Accumulated deficit	(135,104)
	19,593
	$ 87,960

2

1 – ORGANIZATION AND BUSINESS

iDaytrade, Inc. d/b/a BrokerageSelect (the "Company") was incorporated in April 1999 under the laws of the State of New York.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ('SIPC").

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company's operations consist primarily of providing securities brokerage to individuals located throughout the United States.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. **Income Taxes** - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all the federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder. The Company is also subject to state and local taxes.

c. **Current Expected Credit Losses -** The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

3 – TRANSACTIONS WITH CLEARING BROKER/DEALER

The Company has an agreement with a clearing broker-dealer to clear security transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions.

The clearing agreement requires that the Company maintain a $50,000 clearing deposit as collateral against losses due to the potential nonperformance by its customers. The Company funds this deposit with a combination of cash held by the Company and personal security holdings pledged by the stockholder.

4 – NOTE PAYABLE

During 2021, the Company borrowed $24,800 under the U.S. Small Business Administration's Economic Injury and Disaster Loan program (EIDL). This loan is a 30-year amortizing loan that carries a 3.75% interest rate with monthly payments of $121 and matures in October 2050. Interest expense recorded on the loan in 2023 was $916. At December 31, 2023, the scheduled principal payments are summarized as follows:

2024	$ 557
2025	579
2026	600
2027	623
2028	693
Thereafter	21,078
	$24,130

5 – NET CAPITAL REQUIREMENTS AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $19,593 which was $14,593 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.49 to 1.

6 – OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the Company's customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

7 – RELATED PARTY TRANSACTIONS/CONCENTRATION OF REVENUE

Approximately 16% of the Company's revenues for the year ended December 31, 2023, are derived from transactions executed for customers that are also customers of a registered investment advisor that is under common control of the Company's sole stockholder.

The Company shares office space and expenses with its stockholder who bears the responsibility for paying these costs.

8 – CONCENTRATION OF CREDIT RISK

The Company has commissions receivable due from and a clearing deposit held at its clearing broker-dealer totaling $30,831, or approximately 35% of its total assets.

9 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through March 20, 2024, the date the financial statements were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.